Exhibit 19
Extracted from Harte Hanks Business Conduct Policy as published on January 2024
INSIDER TRADING RESTRICTIONS
PROHIBITION AGAINST INSIDER TRADING
Buying or selling securities while aware of material, non-public information may violate state and federal securities laws. Insider trading is unethical, illegal and a violation of company policies. Harte Hanks, its directors and all employees, regardless of their positions, and others who may gain access to Harte Hanks inside information are subject to these restrictions. A determination as to whether information is “material” or “inside” depends on all of the relevant facts and circumstances. In general, information is considered material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision. Both positive and negative information may be material. Inside information means the information is non-public or, in some cases, has been public only for a very short time. Examples of potentially material, inside information may include:
•our financial performance and financial condition,
•our strategic plans,
•mergers, acquisitions, joint ventures, divestitures or other similar transactions,
•important news about our products or services, or developments regarding key customers or suppliers, and
•major lawsuits, claims or regulatory proceedings.
Insider trading restrictions also prohibit communicating material nonpublic information to family members, friends, business associates or others who then trade based on the information – commonly referred to as “tipping” – and they also apply to securities of other companies – such as suppliers, customers, or competitors – and limit any trading in those securities if a Harte Hanks employee learns in the course of his or her employment material confidential information about the other company.
SPECIFIC HARTE HANKS INSIDER TRADING RESTRICTIONS
Harte Hanks, like many public companies, has adopted specific trading restrictions to guard against insider trading. These restrictions are designed to protect employees and Harte Hanks from liability associated with inappropriate use of inside information and these restrictions apply to specified employees and those living in their household. Do not confuse the applicability of these trading restrictions with the broader prohibition on trading when aware of material inside information. Harte Hanks directors and employees are required to adhere to the following guidelines and procedures in order to help ensure compliance with applicable insider trading requirements:
Nondisclosure. You should avoid disclosing material inside information to others, except to persons within Harte Hanks whose positions require them to know it to perform their authorized job responsibilities.
1.Trading in Harte Hanks Securities. You should not place a purchase or sale order, or recommend that another person place a purchase or sale order, in Harte Hanks securities when you are aware of material information concerning Harte Hanks that has not been disclosed to the public. This includes orders for purchases and sales of stock and all other company securities. Although the exercise of employee stock options is not subject to this policy because the exercise itself involves only an internal transaction with Harte Hanks, the underlying stock that is acquired upon exercise of a stock option will be treated like any other stock and may not be sold by an employee who is aware of material inside information, even if being sold to pay the exercise price or taxes associated with the exercise. Any employee who is aware of material inside information should wait one (1) full trading day/ twenty-four (24) hours after the information has been publicly released by Harte Hanks before trading.
2.Avoid Speculation. You should avoid speculating in Harte Hanks stock. Investing means buying to share in the future potential growth opportunities of Harte Hanks — it does not mean short range speculation based

Exhibit 19
on anticipated fluctuations in the market. Speculating in our stock, which would include short-selling, is inconsistent with Harte Hanks culture.
3.Trading in Other Company’s Securities. You should not place a purchase or sale order, or recommend that another person place a purchase or sale order, in securities of another company, if you learn in the course of your position with Harte Hanks confidential information about the other company that may affect the value of those securities. For example, it would be a violation of the securities laws if an employee learned through Harte Hanks sources that Harte Hanks intends to purchase another company, and then traded stock in that other company because of the likely increase or decrease in the value of its securities.
4.Trading in Puts, Calls and Options; Hedging. Harte Hanks policy prohibits trading in options, warrants, puts and calls on Harte Hanks securities on the New York Stock Exchange or any other market. Harte Hanks policy also prohibits entering into hedging or monetization transactions or similar arrangements with respect to Harte Hanks securities. Options trading is highly speculative and risky. People who buy options are betting that the stock price will move rapidly. For that reason, when a person trades in options in his or her employer’s stock, it may create the appearance that the person was trading on the basis of inside information, particularly where the trading occurs before a company announcement or major event. It is difficult for an employee to prove that he or she did not know about the announcement or event. As a result, Harte Hanks prohibits its directors and employees from trading in options on Harte Hanks stock. This policy does not pertain to stock options granted by Harte Hanks under its equity compensation plans, which are not separately traded on the NYSE or other markets.
5.Window Group Restrictions. Harte Hanks directors, executive officers and certain other designated employees are subject to additional “Window Group” restrictions. From time to time, other employees with inside knowledge of material information may be informed by the General Counsel that they are subject to similar restrictions on trading. The General Counsel maintains a list of individuals comprising the Window Group and notifies individuals of their inclusion in this group. The Window Group is subject to the following additional restrictions on trading in Harte Hanks securities:
You must pre-clear all transactions in Harte Hanks’ securities by contacting Harte Hanks General Counsel with details of your proposed transaction. Transactions to be pre-cleared include any purchase or sale of Harte Hanks securities in the open market, the exercise of any Harte Hanks stock options and the sale of the underlying securities, as well as any transfers of funds in or out of any account in a Harte Hanks benefit plan that includes investments in Harte Hanks’ securities. Transactions by members of your immediate family, trusts of which you are either a trustee, settlor or beneficiary or members of your family are beneficiaries, and partnerships or closely held corporations in which you have an interest may be attributable to you, so you should also discuss these transactions with the General Counsel in advance.
Harte Hanks is most likely to pre-clear a transaction during an open “window period,” which typically occurs during each quarter beginning after the expiration of twenty-four (24) hours after the day on which Harte Hanks issues the preceding quarter’s earnings release and ending at the close of trading on the sixteenth day of the last month of the then-current fiscal quarter. Even during a window period, however, you are not permitted to trade if you are aware of material non-public information regarding our company.
You are not permitted to make a trade outside of an open quarterly window period except for reasons of exceptional personal hardship and subject to prior clearance with the General Counsel. Notwithstanding the foregoing, it is not a violation of this policy for a person in the Window Group to trade in Harte Hanks securities at any time if such trading is pursuant to an arrangement that (a) complies with SEC Rule 10b5-1 and (b) has been disclosed to Harte Hanks General Counsel in advance of such trading.
Individuals in the Window Group are also subject to the general restrictions on all employees.
Directors and executive officers are also subject to public reporting requirements and related regulatory restrictions in connection with their ownership and transactions in Harte Hanks securities, in addition to generally applicable insider trading restrictions, and are required to comply in full with these requirements.